LATHAM & WATKINS LLP

555 Eleventh Street, Suite 1000

Washington, D.C. 20004-1304

(202) 637-2200

Fax (202) 673-2201

February 27, 2007

VIA EDGAR CORRESPONDENCE

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Rotech Healthcare Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Form 10-Q for Fiscal Quarter Ended March 31, 2006 File No. 000-50940

Dear Mr. Rosenberg:

On behalf of our client, Rotech Healthcare Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by telephone on December 19, 2006 and January 18, 2007, to the above-referenced filings and the Company’s response letters dated August 16, 2006 and November 16, 2006. For your convenience, we have set forth each of the Staff’s original comments, received by letter dated July 25, 2006, immediately preceding our response.

Form 10-K for December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition and Accounts Receivable, page 43

1.	We believe your disclosures regarding revenue recognition and accounts receivable could be improved. Please provide us the following information in a disclosure-type format:

d. In a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the table should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping, If your billing system does not have the capacity to provide an aging schedule of your receivables, discuss that fact and clarify how this affects your ability to estimate your allowance for bad debts.

Response:

We will add a column to our tabular disclosure for “Patient Responsibility.” This column will reflect the percentages due from patients whether self-pay or patient responsibility for deductible/coinsurance amounts. Below is the schedule as of September 30, 2006:

September 30, 2006

Accounts receivable by payer and aging category:	Government	Managed Care and Other	Patient Responsibility	Total
Aged 0 - 90 days	39%	17%	2%	58%
Aged 91 - 180 days	8%	7%	2%	17%
Aged 181 - 360 days	8%	7%	3%	18%
Aged over 360 days	4%	2%	1%	7%

Total	59%	33%	8%	100%

Form 10-Q for March 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months ended March 31, 2006 as compared to the three months ended March 31, 2005, page 30

5.	Please tell us why you have:

•

Included herein a discussion of changes in EBITDA, a non-GAAP measure that you indicate is a measure of leverage capacity and debt serviceability and should not be considered a measure of performance; and

Response:

In accordance with our discussions with the Staff, the Company confirms that, in future filings with the Commission, it will refrain from including a presentation of EBITDA as a measure of its performance. To the extent that the extent the Company does elect to include a presentation of EBITDA in any future filings, the Company will present EBITDA as a measure of liquidity.

*        *        *        *        *

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165 or Alison Keith at (202) 637-1070.

Very truly yours,

/s/ Joel H. Trotter

Joel H. Trotter
LATHAM & WATKINS LLP

cc:	Philip L. Carter
Rotech Healthcare, Inc.

Rebecca Myers Rotech Healthcare, Inc.

Steven P. Alsene
Rotech Healthcare, Inc.

Michael Harding
Deloitte & Touche LLP

Roger S. Goldman
Latham & Watkins LLP

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